

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

November 9, 2007

<u>VIA U.S. MAIL and FACSIMILE</u>

Jeffery A. Baird
CAS Medical Systems, Inc.
Chief Financial Officer
44 East Industrial Road
Branford, Connecticut 06405

   RE: CAS Medical Systems, Inc.
     Form 10-KSB for the fiscal year ended December 31, 2006
     Filed March 19, 2007
     File No. 000-13839

Dear Mr. Baird:

  We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

       Sincerely,

       Martin F. James
       Senior Assistant Chief Accountant